UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 14, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS) (1)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
	$	$	$	$
Revenue	193,462	196,695	189,291	198,476
Cost of sales	151,202	158,389	154,048	163,499

Gross profit	42,260	38,306	35,243	34,977
Selling, general and administrative expenses	20,208	22,959	20,849	19,260
Research expenses	1,589	1,602	1,528	1,530

	21,797	24,561	22,377	20,790

Operating profit before manufacturing facility closures, restructuring and other related charges	20,463	13,745	12,866	14,187
Manufacturing facility closures, restructuring and other related charges	924	27,201	3,172	387

Operating profit (loss)	19,539	(13,456)	9,694	13,800

Finance Costs
Interest	1,846	1,753	3,147	3,347
Other (income) expense	437	160	355	(192)

	2,283	1,913	3,502	3,155

Earnings (loss) before income tax expense (benefit)	17,256	(15,369)	6,192	10,645

Income tax expense (benefit)
Current	1,909	751	969	(888)
Deferred	226	(312)	(464)	659

	2,135	439	505	(229)

Net earnings (loss)	15,121	(15,808)	5,687	10,874

Earnings (loss) per share
Basic	0.25	(0.26)	0.10	0.18
Diluted	0.25	(0.26)	0.09	0.18
Weighted average number of common shares outstanding

Basic	60,288,991	59,692,751	59,316,858	59,028,088
Diluted	61,584,732	59,692,751	61,036,145	61,054,123

(1)	As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013. Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS) (1)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
	$	$	$	$
Revenue	197,751	198,912	183,016	201,360
Cost of sales	161,629	166,505	155,833	171,466

Gross profit	36,122	32,407	27,183	29,894
Selling, general and administrative expenses	20,653	18,373	18,416	18,589
Research expenses	1,650	1,519	1,622	1,737

	22,303	19,892	20,038	20,326

Operating profit before manufacturing facility closures, restructuring and other related charges	13,819	12,515	7,145	9,568
Manufacturing facility closures, restructuring and other related charges	14,152	546	378	967

Operating profit (loss)	(333)	11,969	6,767	8,601

Finance Costs
Interest	3,384	3,355	3,659	3,901
Other (income) expense	667	473	447	1,610

	4,051	3,828	4,106	5,511

Earnings (loss) before income tax expense (benefit)	(4,384)	8,141	2,661	3,090

Income tax expense (benefit)
Current	353	493	122	176
Deferred	(848)	(61)	595	459

	(495)	432	717	635

Net earnings (loss)	(3,889)	7,709	1,944	2,455

Earnings (loss) per share
Basic	(0.07)	0.13	0.03	0.04
Diluted	(0.07)	0.13	0.03	0.04
Weighted average number of common shares outstanding

Basic	58,981,435	58,961,050	58,961,050	58,961,050
Diluted	58,981,435	60,156,176	59,526,474	59,267,987

(1)	As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013. Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages risk and capital resources. This MD&A, which has been prepared as of August 14, 2013, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2013 and 2012. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

On January 1, 2013, the amendments to IAS 19-Employee Benefits became effective and required the retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this MD&A and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars.

Overview

The Company reported revenue for the second quarter of 2013 of $193.5 million, a decrease of 2.2% compared to $197.8 million for the second quarter of 2012 and a decrease of 1.6% sequentially compared to $196.7 million for the first quarter of 2013. Gross profit totalled $42.3 million for the second quarter of 2013 as compared to $36.1 million and $38.3 million, respectively, for the second quarter of 2012 and the first quarter of 2013. Revenue was lower in the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 primarily due to a decrease in sales volume partially offset by an increase in selling prices including the impact of product mix.

Net earnings for the second quarter of 2013 was $15.1 million ($0.25 earnings per share, both basic and diluted) as compared to net loss of $3.9 million ($0.07 loss per share, both basic and diluted) for the second quarter of 2012 and net loss of $15.8 million ($0.26 loss per share, both basic and diluted) for the first quarter of 2013. The net loss for the first quarter of 2013 includes a $26.0 million manufacturing facility closure charge related to the relocation and modernization of the Columbia, South Carolina operation announced on February 26, 2013. The net loss for the second quarter of 2012 includes a $14.0 million manufacturing facility closure charge related to the closure of the Richmond, Kentucky manufacturing facility and the transfer of shrink film production from Truro, Nova Scotia to Tremonton, Utah and other smaller initiatives announced on June 26, 2012.

On April 10, 2013, the Company paid a dividend of USD$0.08 per common share, under its semi-annual dividend policy, to shareholders of record at the close of business March 25, 2013. The aggregate amount of the dividend paid was USD$4.8 million.

On June 27, 2013, the Company redeemed, at par value, $20.0 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”) due August 2014.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina to be utilized as its new South Carolina facility. The purchase price of $11.3 million was financed with a ten-year loan bearing interest at a rate of 30-day LIBOR plus 215 basis points (“South Carolina Mortgage”) as well as availability under the Asset-Based Loan (“ABL”) facility. The Company entered into the South Carolina Mortgage for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. An additional $2.1 million is available to be loaned upon completion and appraisal of the building improvements to adapt the property for use as a tape manufacturing facility.

On July 22, 2013, the Company issued a Notice of Redemption for the remaining $18.7 million aggregate principal amount of its outstanding Notes, at par value, to occur on August 30, 2013, at which time the Indenture will be discharged and all Notes satisfied. The redemption is expected to be funded utilizing cash flows from operations combined with funds available under the Company’s other debt facilities.

On August 14, 2013, the Board of Directors amended the dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of USD$0.08 per common share payable on September 30, 2013 to shareholders of record at the close of business September 16, 2013. The Board’s decision to double the annualized dividend reflects the Company’s continued financial improvement and positive outlook. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Outlook

The Company intends to continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on the previously announced manufacturing rationalization projects and optimizing its debt structure. As a result, the Company anticipates the following:

•	Revenue for the third quarter of 2013 is expected to be slightly higher than the second quarter of 2013;

•

Gross margin for the third and fourth quarters of 2013 is expected to be between 20% and 22%. It is anticipated that the third quarter of 2013 will include sequentially higher manufacturing overhead primarily related to planned annual manufacturing maintenance;

•	Adjusted EBITDA for the third quarter of 2013 is expected to be slightly lower than the second quarter of 2013;

•	Capital expenditures:

•	Expenditures for the third quarter of 2013 are expected to be $12 to $15 million;

•	Expenditures for 2013 are expected to total $48 to $54 million, including $24.0 million that was paid during the first half of 2013;

•	Expenditures for 2014 are expected to total $21 to $25 million; and

•

Purchases of equipment and real estate related to the relocation and modernization of the Columbia, South Carolina manufacturing operation are expected to total $40 to $45 million of which $2.7 million was spent in 2012 with the remainder expected to be spent in 2013 and 2014. These amounts are included in the estimates above;

•	Total debt at September 30, 2013 is expected to be approximately the same compared to June 30, 2013;

•

The Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012 as well as shrink film production at its Truro, Nova Scotia facility in the first quarter of 2013. Cash savings related to these projects are expected to total approximately $3 to $4 million in 2013 and approximately $6 million annually in future years. The Company has started the process to relocate and modernize its Columbia, South Carolina manufacturing operation with state-of-the-art equipment in a new facility with the purchase of real estate in Blythewood, South Carolina (“South Carolina Project”). The Company anticipates total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016; and

•	With respect to the manufacturing rationalization projects announced to date:

•	Charges for the third quarter of 2013 related to equipment moves and workforce retention costs are expected to be $1 to $2 million;

•

Charges for the full year of 2013 related to equipment moves, workforce retention costs and environmental costs are expected to be $6 to $8 million. Cash outflows expected in 2013 are estimated to total $3 to $5 million, primarily related to equipment moves; and

•

Charges after 2013 related to equipment moves and workforce retention costs are estimated to be $5 to $7 million, primarily related to the South Carolina Project. Cash outflows expected after 2013 for equipment moves, workforce retention costs and environmental are estimated to be $8 to $11 million.

Results of Operations

Revenue

The Company’s revenue for the second quarter of 2013 was $193.5 million, a 2.2% decrease compared to $197.8 million for the second quarter of 2012 and a 1.6% sequential decrease compared to $196.7 million for the first quarter of 2013. Revenue was lower in the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 due to a decrease in sales volume partially offset by an increase in selling prices including the impact of product mix. The decrease in sales volume of approximately 4% when compared to the second quarter of 2012 was primarily due to the progress the Company made in reducing sales of low-margin products in the second half of 2012. The Company believes that a portion of the sequential decrease in sales volume of approximately 5% in the second quarter of 2013 was primarily due to customers pre-buying during the first quarter of 2013 in advance of price increases effective late in the first quarter of 2013.

Selling prices, including the impact of product mix, increased approximately 2% in the second quarter of 2013 compared to the second quarter of 2012. Selling prices, including the impact of product mix, increased approximately 4% in the second quarter of 2013 compared to the first quarter of 2013. The increase in both periods was primarily due to higher selling prices and a shift in the mix of products sold.

Revenue for the first six months of 2013 was $390.2 million, a 1.6% decrease compared to $396.7 million for the same period in 2012. Revenue was lower in the first six months of 2013 compared to the same period in 2012 primarily due to a decrease in sales volume of approximately 2% partially offset by a slight increase in selling prices including the impact of product mix. The decrease in sales volume was primarily due to the progress the Company made in reducing sales of low-margin products.

Gross Profit and Gross Margin

Gross profit totalled $42.3 million in the second quarter of 2013, an increase of 17.0% from the second quarter of 2012 and an increase of 10.3% from the first quarter of 2013. Gross margin was 21.8% in the second quarter of 2013, 18.3% in the second quarter of 2012, and 19.5% in the first quarter of 2013. As compared to the second quarter of 2012, gross profit and gross margin increased primarily due to the impact of manufacturing cost reductions, an improvement in the spread between selling prices and raw material costs and improved product mix. As compared to the first quarter of 2013, the increase in gross margin was primarily due to manufacturing cost reductions. The increase in gross profit of $4.0 million compared to $38.3 million for the first quarter of 2013 was primarily due to cost reductions within manufacturing overhead. The spread between selling prices and raw material costs remained relatively stable from the first quarter of 2013 to the second quarter of 2013.

Gross profit and gross margin for the first six months of 2013 were $80.6 million and 20.6%, respectively, compared to $68.5 million and 17.3% for the first six months of 2012. The increase in gross profit and gross margin in the first six months of 2013 was primarily due to manufacturing cost reductions and an improvement in the spread between selling prices and raw material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $20.2 million for the second quarter of 2013 compared to $20.7 million in the second quarter of 2012 and $23.0 million in the first quarter of 2013. As a percentage of revenue, SG&A was 10.4%, 10.4% and 11.7% for the second quarter of 2013, the second quarter of 2012 and the first quarter of 2013, respectively. SG&A was $0.4 million lower in the second quarter of 2013 compared to the second quarter of 2012 primarily due to the timing of recording certain variable compensation expenses partially offset by an increase in stock-based compensation expense. The increase in stock-based compensation expense was related to the impact of an increase in the Company’s share price on Stock Appreciation Rights (“SAR”) expense. When compared to the first quarter of 2013, SG&A decreased by $2.8 million primarily due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in the first quarter of 2013 and a decrease in stock-based compensation expense related to SAR expense.

SG&A for the first six months of 2013 was $43.2 million compared to $39.0 million for the first six months of 2012. As a percentage of revenue, SGA was 11.1% and 9.8% for the first six months of 2013 and the first six months of 2012, respectively. The increase in SG&A for the first six months of 2013 was primarily due to a $2.3 million increase in stock-based compensation expense related to SAR expense and a provision with respect to the resolution of a contingent liability recorded in the first quarter of 2013 while the year to date variable compensation expense is approximately the same.

Manufacturing Facility Closures, Restructuring and Other Related Charges

On February 26, 2013, the Company announced plans related to the South Carolina Project. On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina, which is in close proximity to Columbia. Improvements are expected to be made to the Blythewood property to adapt it for use as a manufacturing facility. This initiative resulted in a $0.3 million charge for the second quarter of 2013 primarily relating to accrued workforce retention costs. Total charges of $26.3 million were recorded in the first six months of 2013 of which $23.5 million relates to non-cash items. The $23.5 million non-cash charge recorded in the first quarter of 2013 primarily relates to impairment of property, plant and equipment and the remaining $2.8 million consists of environmental remediation and accrued workforce retention costs. The environmental remediation is expected to occur in 2015 upon closure of the existing manufacturing site. Capital expenditures for the South Carolina Project since inception total $15.8 million. Capital expenditures recorded in the second quarter of 2013 for this project were $13.1 million. The remaining $2.7 million for this project is an equipment deposit paid in the fourth quarter of 2012. No capital expenditures were recorded in the first quarter of 2013 for this project. The second quarter expenditures of $13.1 million for this project include $11.3 million for the purchase of real estate in Blythewood, South Carolina.

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012. This production was transferred to its Carbondale, Illinois facility in the first quarter of 2013. In addition, the Company’s North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility continues to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred with respect to these matters were $0.6 million, $1.2 million and $14.0 million for the second quarter of 2013, the first quarter of 2013, and the second quarter of 2012, respectively. The $0.6 million charge in the second quarter of 2013 is primarily equipment relocation costs. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth.

The Brantford, Ontario facility was shut down in the second quarter of 2011. In January 2013, the Company sold the facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010. Charges associated with the Brantford closure in the second quarter of 2013 were less than $0.1 million.

Interest

Interest expense for the second quarter of 2013 totalled $1.8 million, a $1.5 million decrease from $3.4 million of interest expense for the second quarter of 2012. Interest expense for the second quarter of 2013 increased $0.1 million from $1.8 million in the first quarter of 2013 due to the write-off of debt issue costs in connection with the redemption of an aggregate amount of

$20.0 million Notes on June 27, 2013. Interest expense for the first six months of 2013 was $3.6 million, a $3.1 million decrease compared to $6.7 million for the first six months of 2012. Interest expense decreased for the second quarter of 2013 compared to the second quarter of 2012 and for the first six months of 2013 compared to the first six months of 2012 primarily due to lower average amount of debt outstanding and lower average cost of debt. The average cost of debt decreased primarily due to actions taken during 2012 and 2013, including the redemption of Notes, particularly the $80.0 million aggregate principal amount of outstanding Notes redeemed in 2012 and new, lower cost financing obtained in the form of an Equipment Finance Agreement and a real estate secured term loan (“Real Estate Loan”).

Other (Income) Expense

Other expense for the second quarter of 2013 was $0.4 million compared to $0.7 million for the second quarter of 2012, a decrease of $0.2 million primarily due to a decrease in foreign exchange losses.

When compared to other expense of $0.2 million for the first quarter of 2013, other expense for the second quarter of 2013 increased $0.3 million primarily due to foreign exchange losses in the second quarter of 2013 compared to foreign exchange gains in the first quarter of 2013.

Other expense for the first six months of 2013 was $0.6 million, compared to $1.1 million for the first six months of 2012, a decrease of $0.5 million primarily due to a decrease in foreign exchange losses and a decrease in losses on asset disposals.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate of 12.4% for the second quarter of 2013 was slightly higher compared to 11.3% for the second quarter of 2012 primarily due to income tax expense recorded for stock options exercised; the impact of the nonrecurrence of US alternative minimum tax recorded on losses before income tax expense due to the ability in the second quarter of 2013 to utilize certain US alternative minimum tax net operating losses without limitation; an increase in the state effective tax rate due to the combination of higher earnings before income tax expense in the second quarter of 2013 resulting from lower manufacturing rationalization charges and an increase in state income taxes due to a decrease in the amount of state net operating loss carryforwards available in certain states; and the expected change in the apportionment of taxable income by province in Canada. These increases to the effective tax rate were offset by a significant change in earnings before income tax expense in a jurisdiction for which the Company does not record deferred tax assets. The effective tax rate for the second quarter of 2013 is based on total income tax expense of $2.1 million on $17.3 million of earnings before income tax expense.

The effective tax rate of 136.4% for the first six months of 2013 was higher compared to negative 1.7% for the first six months of 2012 primarily due to income tax expense recorded for stock options exercised; an increase in state income taxes resulting from a decrease in the amount of state net operating loss carryforwards available in certain states and the combination of an increase in state taxable income with a reduction in earnings before income tax expense due to higher manufacturing rationalization charges; and the expected change in the apportionment of taxable income by province in Canada. These increases were partially offset by the benefit received from the ability in the first six months of 2013 to utilize certain US alternative minimum tax net operating losses without limitation. The effective tax rate for the first six months of 2013 is based on total income tax expense of $2.6 million on $1.9 million of earnings before income tax expense.

On June 26, 2013, Canada’s Bill C-48, Technical Tax Amendments Act, 2012, received Royal Assent. Changes included new rules associated with upstream loans and indebtedness between a foreign affiliate and its Canadian parent company. The Company is in the process of reassessing the potential impact of this legislation on the income tax provision in light of events that have occurred since December 31, 2012.

Net Earnings (Loss)

Net earnings for the second quarter of 2013 totalled $15.1 million compared to net loss of $3.9 million for the second quarter of 2012, and net loss of $15.8 million for the first quarter of 2013. The increase in net earnings for the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 was primarily due to reduced manufacturing facility closures, restructuring and other related charges recorded in the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 and an increase in gross profit as discussed above.

Net loss for the first six months of 2013 totalled $0.7 million, a $4.5 million decrease in earnings compared to net earnings of $3.8 million in the first six months of 2012. The decrease in earnings was primarily due to an increase in manufacturing facility closures, restructuring and other related charges and an increase in income taxes partially offset by an increase in gross profit.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$	$
Net earnings (loss)	15.1	(15.8)	(3.9)	(0.7)	3.8
Add back:
Manufacturing facility closures, restructuring and other related charges	0.9	27.2	14.2	28.1	14.7
Stock-based compensation expense	0.9	1.8	0.2	2.7	0.4
Provision related to resolution of a contingent liability	—	1.3	—	1.3	—
Impairment of long-lived assets and other assets	0.2	—	—	0.2	—
Income tax effect of these items	1.2	0.5	(1.1)	1.7	(1.1)

Adjusted net earnings	18.3	15.0	9.4	33.3	17.8

Earnings (loss) per share
Basic	0.25	(0.26)	(0.07)	(0.01)	0.06
Diluted	0.25	(0.26)	(0.07)	(0.01)	0.06

Adjusted earnings per share
Basic	0.30	0.25	0.16	0.56	0.30
Diluted	0.30	0.24	0.15	0.54	0.29
Weighted average number of common shares outstanding for adjusted net earnings per share calculation

Basic	60,288,991	59,692,751	58,981,435	60,005,104	58,971,242
Diluted	61,584,732	61,394,227	60,916,227	61,271,620	60,592,910

Adjusted net earnings amounted to $18.3 million for the second quarter of 2013 compared to $9.4 million for the second quarter of 2012. Adjusted net earnings were $8.9 million higher for the second quarter of 2013 compared to second quarter of 2012 primarily due to higher gross profit and lower interest costs, as discussed above.

Adjusted net earnings were $3.3 million higher for the second quarter of 2013 compared to $15.0 million for the first quarter of 2013 primarily due to higher gross profit, as discussed above.

Adjusted net earnings amounted to $33.3 million for the first six months of 2013 compared to $17.8 million for the first six months of 2012. Adjusted net earnings were $15.5 million higher for the first six months of 2013 compared to the first six months of 2012 primarily due to higher gross profit and lower interest costs, as discussed above.

Adjusted fully diluted earnings per share for the second quarter of 2013 was $0.30 per share, a $0.14 per share increase compared to the second quarter of 2012 and a $0.05 per share increase compared to the first quarter of 2013. Adjusted fully diluted earnings per share for the first six months of 2013 was $0.54 per share, a $0.25 per share increase compared to $0.29 earnings per share for the first six months of 2012.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$	$
Net earnings (loss)	15.1	(15.8)	(3.9)	(0.7)	3.8
Add back:
Interest and other (income) expense	2.3	1.9	4.1	4.2	7.9
Income tax expense (benefit)	2.1	0.4	(0.5)	2.6	(0.1)
Depreciation and amortization	6.8	7.1	7.6	13.9	15.2

EBITDA	26.4	(6.4)	7.3	20.0	26.9
Manufacturing facility closures, restructuring and other related charges	0.9	27.2	14.2	28.1	14.7
Stock-based compensation expense	0.9	1.8	0.2	2.7	0.4
Provision related to resolution of a contingent liability	—	1.3	—	1.3	—
Impairment of long-lived assets and other assets	0.2	—	—	0.2	—

Adjusted EBITDA	28.3	24.0	21.7	52.3	41.9

Adjusted EBITDA was $28.3 million for the second quarter of 2013, $21.7 million for the second quarter of 2012 and $24.0 million for the first quarter of 2013. The increase in adjusted EBITDA in the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 is primarily due to higher gross profit.

Adjusted EBITDA was $52.3 million for the first six months of 2013, an increase of $10.4 million as compared to $41.9 million for the first six months of 2012. The increase in Adjusted EBITDA in the first six months of 2013 compared to the first six months of 2012 is primarily due to higher gross profit.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There has been no material change with respect to related party transactions since December 31, 2012. Reference is made to the Section entitled “Related Party Transactions” in the Company’s MD&A as of and for the year ended December 31, 2012 and to Note 19 of the annual audited consolidated financial statements as of and for the year ended December 31, 2012.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory increased by four days from 54 in the second quarter of 2012 to 58 in the second quarter of 2013 and increased by five days from 53 in the first quarter of 2013 to the second quarter of 2013. The Company expects Days Inventory to remain in the upper 50’s during the third quarter of 2013. Inventories increased $8.2 million to $100.1 million as of June 30, 2013 from $91.9 million as of December 31, 2012. The increase in Days Inventory was primarily due to the uncertainty in the economy and the Company’s decision to mitigate the risk of not being able to satisfy a sudden upturn in demand.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by two days from 42 in the second quarter of 2012 to 40 in the second quarter of 2013. DSO’s in the second quarter of 2013 were approximately the same as the first quarter of 2013. DSO’s are expected to remain in the low 40’s during the third quarter of 2013. Trade receivables increased $9.3 million to $85.1 million as of June 30, 2013 from $75.9 million as of December 31, 2012.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	June 30, 2013	March 31, 2013	June 30, 2012		June 30, 2013	March 31, 2013	June 30, 2012
Cost of Sales (in millions of US dollars)	$151.2	$158.4	$161.6	Revenue (in millions of US dollars)	$193.5	$196.7	$197.8
Days in Quarter	91	90	91	Days in Quarter	91	90	91

Cost of Sales Per Day (in millions of US dollars)	$1.66	$1.76	$1.78	Revenue Per Day (in millions of US dollars)	$2.13	$2.19	$2.17
Average Inventory (in millions of US dollars)	$97.1	$93.0	$96.5	Trade Receivables (in millions of US dollars)	$85.1	$87.6	$90.8

Days Inventory	58	53	54	DSO’s	40	40	42

Days Inventory is calculated as follows:	DSO’s is calculated as follows:
Cost of Sales ÷ Days in Quarter = Cost of Sales Per Day	Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory	Ending Trade Receivables ÷ Revenue Per Day = DSO’s
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

Accounts payable and accrued liabilities decreased $1.3 million to $74.8 million as of June 30, 2013 from $76.0 million as of December 31, 2012, primarily due to payments of 2012 liabilities for variable compensation expense, volume rebates provided to customers, payments for equipment purchases partially offset by an increase in inventory and the timing of payments.

Long-Term Debt and Liquidity

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of June 30, 2013, the Company had a total draw of $101.3 million against its ABL, which consisted of $95.5 million of borrowings and $5.8 million in letters of credit. As of March 31, 2013, the total draw was $78.1 million, which consisted of $76.7 million of borrowings and $1.5 million in letters of credit. As of June 30, 2012, the total draw was $62.4 million, which consisted of $60.1 million of borrowings and $2.3 million in letters of credit. The increase in the outstanding letters of credit during the second quarter of 2013 is due to equipment being purchased from non-U.S. suppliers.

The Company had total cash and loan availability of $51.6 million as of June 30, 2013, $69.7 million as of March 31, 2013 and $93.9 million as of June 30, 2012. The decrease of $18.1 million in total cash and loan availability between March 31, 2013 and June 30, 2013 was due to a $23.2 million increase in the total draw under the ABL, offset by an increase in cash of $4.0 million and an increase of $1.1 million in the borrowing base. The decrease of $42.3 million in total cash and loan availability between June 30, 2012 and June 30, 2013 was primarily due to the redemption of $100.0 million aggregate principal amount of Notes that occurred during the twelve month period ended June 30, 2013 partially offset by cash flows from operations during the same period. The Company had cash and loan availability under its ABL facility exceeding $59 million as of August 13, 2013.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Notes) if the Notes have not been retired or if other conditions have not been met. The Company has issued a Notice to redeem the remaining Notes on August 30, 2013 and does not expect an acceleration of the ABL maturity date. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective when loan availability drops below $25.0 million or in other situations such as an event of default or when making certain payments when availability is below specified levels. The Company was above the $25.0 million threshold of loan availability during the second quarter of 2013 and though not in effect, had a fixed charge ratio greater than 1.0 to 1.0 as of June 30, 2013.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of June 30, 2013, the Company had secured real estate mortgage financing of $25.7 million, including $15.6 million borrowed under the Real Estate Loan and $8.5 million borrowed in the second quarter of 2013 under the South Carolina Mortgage, leaving the Company the ability to obtain an additional $9.3 million of real estate mortgage financing.

The ABL facility also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a permitted purchase money debt facility. As of June 30, 2013, the Company had outstanding permitted purchase money debt of $8.1 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $16.9 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual finance leases, each of which have and will have a term of 60 months and a fixed interest rate. As of June 30, 2013, the Company had borrowed a total of $13.5 million under the Equipment Finance Agreement, of which $7.5 million was scheduled into finance leases with a term of 60 months, $5.3 million at a fixed annual interest rate of 2.74% and $2.2 million at a fixed annual rate of 2.90%. The remaining $6.0 million of unscheduled borrowings is in the form of advanced fundings at a rate of 2.20% as of June 30, 2013 which will be scheduled into finance leases with fixed terms of 60 months and an interest rate of 2.90%. The Company is required to schedule into finance leases an additional $16.5 million by December 31, 2013. If the Company does not finance the additional required amount during the year ended December 31, 2013, then the Company will be required to pay a Reinvestment Premium as defined in the Equipment Finance Agreement on the difference between that amount and the amount actually funded in the year ended December 31, 2013. If the Company does not finance the required amount during this time period, the Company would expect to pay less than $0.2 million for the Reinvestment Premium.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. The maturity of the loan may be accelerated if the ABL facility is not extended or if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate Loan as of June 30, 2013 was $15.6 million. A portion of the loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the interest rate on the Real Estate Loan will be 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of June 30, 2013. The loan is secured by certain of the Company’s real estate.

As of June 30, 2013, the Company had $18.7 million of Notes outstanding bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. On June 27, 2013, the Company redeemed an additional $20.0 million aggregate principal amount of its outstanding Notes at par value. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan and Equipment Finance Agreement. On July 22, 2013, the Company announced the redemption of the remaining $18.7 million of its Notes to occur on August 30, 2013.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina to be utilized as its new South Carolina facility for $11.3 million and entered into the South Carolina Mortgage for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest will be payable monthly and principal will be amortized on a straight-line basis over ten years. The maturity of the South Carolina Mortgage may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The notional value of the South Carolina Mortgage as of June 30, 2013 was $8.5 million, with an additional $2.1 million available to be loaned upon completion and appraisal of the building improvements to adapt the property for use as a tape manufacturing facility. The South Carolina Mortgage has an interest rate of 30-day LIBOR plus 215 basis points and contains two financial covenants. The Company was in compliance with both financial covenants as of June 30, 2013. The loan is secured solely by the Company’s Blythewood, South Carolina real estate. A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

Pension and Other Post-Retirement Benefit Plans

As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. This also resulted in an income tax benefit and an increase to the net pension liability prior to remeasurement and a reclass between other comprehensive income, in deficit and net earnings (loss) at remeasurement.

The impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million and an income tax benefit of $0.2 million for both of the years ended December 31, 2012 and 2011, respectively. The following table shows the impact of the retrospective application of the amended standard for each of the quarters for the years ended December 31, 2012 and 2011, respectively.

Impact of Amended IAS 19-Employee Benefits Retrospective Application

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	$	$	$	$
Cost of sales	94	1,184	505	505

Gross profit (loss)	(94)	(1,184)	(505)	(505)
Gross margin	(0.1%)	(0.6%)	(0.2%)	(0.2%)

Operating profit (loss)	(94)	(1,184)	(505)	(505)
Income tax expense (benefit)	(40)	(40)	(41)	(41)

Net earnings (loss)	(54)	(1,144)	(464)	(464)

Earnings (loss) per share
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(54)	(1,144)	(464)	(464)

Adjusted earnings (loss) per share (1)
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

EBITDA (1)	(94)	(1,184)	(505)	(505)

Adjusted EBITDA (1)	(94)	(1,184)	(505)	(505)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	$	$	$	$
Cost of sales	431	431	430	428

Gross profit (loss)	(431)	(431)	(430)	(428)
Gross margin	(0.2%)	(0.3%)	(0.2%)	(0.3%)

Operating profit (loss)	(431)	(431)	(430)	(428)
Income tax expense (benefit)	(39)	(37)	(37)	(37)

Net earnings (loss)	(392)	(394)	(393)	(391)

Earnings (loss) per share
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(392)	(394)	(393)	(391)

Adjusted earnings (loss) per share (1)
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)

EBITDA (1)	(431)	(431)	(430)	(428)

Adjusted EBITDA (1)	(431)	(431)	(430)	(428)

(1)	The changes in these Non-GAAP measures represent only the retrospective application of Amended IAS 19-Employee Benefits resulting from the decrease in Net earnings (loss). For additional information regarding Non-GAAP measures refer to the Section entitled “Non-GAAP Measures” of this MD&A.

Cash Flows

Cash flows from operations before changes in working capital items increased in the second quarter of 2013 by $7.8 million to $25.8 million from $18.0 million in the second quarter of 2012 and increased $6.7 million compared to the first quarter of 2013. The increase in cash flows from operations before changes in working capital for the second quarter of 2013 compared to both the first quarter of 2013 and the second quarter of 2012 is primarily due to higher gross margin.

Cash flows from operations before changes in working capital items increased in the first six months of 2013 by $6.8 million to $44.8 million from $38.0 million in the first six months of 2012. The increase in cash flows from operations before changes in working capital items for the first six months of 2013 is primarily due to higher gross margin partially offset by an increase in cash costs related to manufacturing facility closures, restructuring and other related charges.

Cash flows from working capital items was $6.6 million use of funds in the second quarter of 2013 compared to $1.3 million use of funds in the second quarter of 2012 and $11.9 million use of funds in the first quarter of 2013. The use of funds for working capital requirements in the second quarter of 2013 was higher than the second quarter of 2012 primarily due to a larger inventory build in the second quarter of 2013 compared to the previous year as well as the timing of severance provision payments related to the Company’s announced manufacturing rationalization projects.

Cash flows from working capital items decreased during the first six months of 2013 by $4.0 million to $18.6 million use of funds from $14.6 million use of funds in the first six months of 2012. The increase in the use of funds in the first six months of 2013 was primarily due to the timing of payments for inventory and SG&A costs.

Cash flows used for investing activities increased in the second quarter of 2013 by $14.7 million to $17.9 million from $3.2 million in the second quarter of 2012. The increase was primarily due to higher capital expenditures in the second quarter of 2013 related to the Company’s manufacturing rationalization projects.

Cash flows used for investing activities increased in the first six months of 2013 by $13.9 million to $22.0 million from $8.1 million in the first six months of 2012. The increase was primarily due to higher capital expenditures related to the Company’s manufacturing rationalization projects.

Total expenditures in connection with property, plant and equipment were $18.2 million, $3.8 million and $5.8 million for the second quarter of 2013, the second quarter of 2012 and the first quarter of 2013, respectively. Total expenditures in connection with property, plant and equipment for the first six months of 2013 were $24.0 million, a $15.5 million increase over $8.5 million for the first six months of 2012. During the second quarter of 2013, the Company increased its investment in more efficient manufacturing capabilities including real estate and equipment related to the relocation and modernization of its Columbia, South Carolina manufacturing operation.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volume in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets. However, the Company believes improved manufacturing efficiencies can be achieved through an increase in capital expenditures related to the replacement of machinery and equipment.

Cash flows from financing activities were $2.9 million in the second quarter of 2013, including a $6.9 million net increase in debt. Cash flows used in financing activities were $11.4 million in the second quarter of 2012, including a $10.9 million net decrease in debt. The increase of $14.4 million in cash flows from financing activities is primarily due to the origination of the South Carolina Mortgage and proceeds from the exercise of stock options partially offset by the payment of a dividend in the second quarter of 2013.

Cash flows used in financing activities were $0.1 million in the first six months of 2013, including a $5.2 million net increase in debt. Cash flows used in financing activities were $12.5 million in the first six months of 2012, including a $4.9 million decrease in debt. The increase of $12.5 million in cash from financing activities is primarily due to the origination of the South Carolina Mortgage, proceeds from the exercise of stock options granted pursuant to the Company’s Employee Stock Option Plan and lower interest payments resulting from Note redemptions in 2012 partially offset by the payment of a dividend.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, was $0.9 million in the second quarter of 2013 compared to $12.9 million in the second quarter of 2012 and $1.3 million in the first quarter of 2013. The decrease in free cash flows in the second quarter of 2013 compared to the second quarter of 2012 was primarily due to increased capital expenditures in the second quarter of 2013 as discussed above. Free cash flows in the first six months of 2013 were $2.2 million compared to $14.9 million in the first six months of 2012. The decrease of $12.7 million was primarily due to an increase in capital expenditures as discussed above. The Company is including this non-GAAP measure because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$	$
Cash flows from operating activities	19.1	7.1	16.6	26.2	23.4
Less purchases of property, plant and equipment and other assets	(18.2)	(5.8)	(3.8)	(24.0)	(8.5)

Free cash flows	0.9	1.3	12.9	2.2	14.9

Contractual Obligations

As of June 30, 2013, there were no material changes to the contractual obligations set forth in the Company’s 2012 annual audited consolidated financial statements outside the ordinary course of the Company’s business except for the items discussed below.

Senior Subordinated Notes

The Company redeemed an aggregate principal amount of $20.0 million of its Notes at par value on June 27, 2013. On July 22, 2013, the Company issued a Notice of Redemption for the remaining $18.7 million aggregate principal amount of its outstanding Notes, at par value, to occur on August 30, 2013.

South Carolina Mortgage

On June 28, 2013, the Company entered a ten-year South Carolina Mortgage of $8.5 million requiring monthly payments of principal of $70,937.50 plus accrued interest, with the first payment made on July 15, 2013. A final principal payment of up to $7.2 million will be due on February 1, 2017 if the ABL facility is not extended or refinanced with a credit facility acceptable to Wells Fargo. Both the monthly principal payment and final principal payment are subject to upward adjustment if the additional advance is made.

Capital Stock and Dividends

As of June 30, 2013, there were 60,696,649 common shares of the Company outstanding.

During the second quarter of 2013, 713,465 stock options were exercised resulting in proceeds to the Company of $2.4 million. Stock options exercised during the first six months of 2013 were 1,071,610 and resulted in proceeds to the Company of $3.7 million. During the second quarter of 2013, 747,500 stock options were granted and 21,250 were forfeited.

The Company paid a dividend of USD$0.08 per common share on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. This dividend was paid by the Company as an “eligible dividend” as defined in Subsection 89(1) of the Income Tax Act (Canada).

On August 14, 2013, the Board of Directors amended the dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of USD$0.08 per common share payable on September 30, 2013 to shareholders of record at the close of business September 16, 2013. The Board’s decision to double the annualized dividend reflects the Company’s continued financial improvement and positive outlook. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Financial Risk Management, Objectives and Policies

There has been no material change with respect to the Company’s financial risks and management thereof during the three months ended June 30, 2013. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of December 31, 2012, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company has paid Multilayer a portion of the settlement amount and has a small final payment due in December 2013, which will settle all outstanding issues between the parties. The terms of the settlement agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The settlement has not had, and is not anticipated to have, any material effect on the Company’s continuing operations.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These unaudited interim condensed consolidated financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company, along with the following supplements described below. These financial statements and notes should be read in conjunction with the Company’s 2012 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been issued by the IASB but are not yet effective, and have not been adopted by the Company. Management anticipates that all of the relevant pronouncements will be adopted by the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements are detailed as follows:

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9 and is effective for annual periods beginning on or after January 1, 2015. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2013 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s Management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.